Exhibit 99.6
TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Nigeria : Oil discovery on the Etisong Field, Offshore OML 102
Paris, December 23, 2008 — Total announces today that its Nigerian subsidiary, Total E & P Nigeria Ltd. (TEPNG), has encountered hydrocarbons in the area within the south-eastern corner of Oil Mining License (OML) 102, offshore south-eastern Nigeria, about 15 kilometres from the Ofon Field, in a water depth of seventy metres.
OML 102 is run by the joint venture Nigerian National Petroleum Corporation (NNPC)/Total, operated by TEPNG in which Total holds a 40% interest and NNPC 60%.
The Etisong-1 well was drilled to a total depth of 2,207 metres and produced from turbiditic reservoirs over 6,000 barrels per day of oil with an API of 40° during the test.
This well constitutes the first step of an exploration and appraisal programme from 2009 to 2010 designed to demonstrate the feasibility of a new development pole on OML102, combining the Etisong main discovery and the surrounding structures. The Etisong main discovery when confirmed by further appraisal results should contribute towards helping to meet the Government’s objective of renewing national reserves.
Total E&P Nigeria
Total has been operating in Nigeria for more than 50 years. Developing the country’s deep offshore resources is one of the Group’s main growth drivers in Africa, with, in particular the deep offshore Akpo field in OML 130, which it operates. Akpo is scheduled to come on stream early 2009. Development studies for the Egina oilfield, also located in OML 130, are underway. Additionally the development of the offshore Usan field was launched early 2008 and should come on stream in 2011.
Total’s offshore operated production in Nigeria currently comes from the OML 99, 100 and 102 blocks as part of a joint venture with NNPC. The main fields are Amenam-Kpono, Ofon and Odudu area fields.
The Group’s onshore production comes from the OML 58 block, also operated by Total as part of a joint venture with NNPC. The main fields here are Obagi, for oil, and Ibewa, for gas. A project to increase the production capacity of oil, gas and condensates on this block has recently been launched.
In addition, Total has significant equity production in Nigeria from its interests in non-operated ventures, particularly the SPDC JV (10%) and SNEPCO (12.5%), which includes the Bonga field. Total also holds a 15% interest in NLNG, where annual

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel. : + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tél. : +33(0)1 47 44 81 48
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 926 006 207,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
LNG production capacity has risen to 21.9 million metric tons since Train 6 was brought on stream end 2007.
Total has committed itself to a local content policy on the Usan and OML 58 projects, where respectively 60% and 90% of the man hours planned will be performed in Nigeria. The Group continues to develop the expertise of Nigerian companies in deep offshore project-related work. This is particularly the case in the Niger Delta region, from which more than half of Total’s Nigerian employees come and where the majority of the Group’s operations in the country are located.
Total is one of the main oil majors in Africa and produces oil or gas in Algeria, Libya, Nigeria, Angola, the Republic of Congo, Gabon and Cameroon.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com